Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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On August 8, 2002, Del Monte Foods Company issued the following press release announcing its fourth quarter and year end fiscal 2002 results.

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DEL MONTE FOODS COMPANY ANNOUNCES FOURTH QUARTER AND YEAR-END FISCAL 2002 RESULTS
Fiscal 2002 Financial Highlights
Outlook
Del Monte Foods Company Selected Balance Sheet Data
Del Monte Foods Company Consolidated Statement of Income

NEWS RELEASE

Del Monte Foods Company
One Market @ The Landmark
P.O. Box 193575
San Francisco, CA 94119-3575

DEL MONTE FOODS COMPANY ANNOUNCES
FOURTH QUARTER AND YEAR-END FISCAL 2002 RESULTS

         SAN FRANCISCO, CA, August 8, 2002 —Del Monte Foods Company (NYSE: DLM) announced today net sales of $314.9 million and net income, on a GAAP basis, of $14.2 million, or $0.27 per share, for the fourth quarter ended June 30, 2002, compared to net sales of $341.5 million and a net loss of $11.8 million, or $0.23 per share, in the prior year period. Adjusted net income for the quarter was $18.3 million, or $0.34 per share, compared to $18.1 million, or $0.34 per share, in the prior year period. Adjusted earnings per share of $0.34 for the quarter compare favorably to the consensus estimate of analysts as reported by First Call of adjusted earnings per share of $0.28.

         In order to provide comparability among all periods presented, the Company’s reported results, prepared using Generally Accepted Accounting Principles (GAAP), have also been presented as adjusted to exclude special charges related to plant consolidations, merger-related expenses, gains and losses from the change in fair value of interest rate swaps, income from the reversal of an accrual for a contingent liability and litigation expense related to Del Monte’s recapitalization transaction in 1997, all of which are non-recurring or non-cash charges or credits. The amount of the adjustments for each period is detailed in the accompanying Consolidated Statements of Income.

         “Fiscal 2002 was a very significant year for Del Monte. We met our annual operating and financial objectives and set the foundation for future increased shareholder return,” said Richard G. Wolford, Chairman and Chief Executive Officer. “We successfully executed upon our four key strategic initiatives, met or exceeded our financial goals, and announced a transforming transaction with the H. J. Heinz Company that will bring higher margin, powerful brands to the Del Monte portfolio and more than double our size.

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         “On the strategic front, we completed the integration of our S&W acquisition, successfully implemented our July 1, 2001 price increase, continued new product innovation and dramatically reduced our debt. As a result of these efforts, we were able to deliver on the top-line, beat our bottom-line targets and generate significant cash flow, which enabled the Company to exceed its debt reduction goals.

         “Finally, the Heinz brands, such as StarKist, 9-Lives and Kibbles ‘n Bits, are a perfect strategic fit with Del Monte and will provide increased center-store scale to the benefit of all Del Monte products. These new brands, along with our current Del Monte, Contadina and S&W brands, will be core to Del Monte and we plan to reinvest much of the cost savings we believe we can capture back into all our brands, supporting them with an enhanced level of marketing and focused sales execution. Through the reinvigoration of the new brands, the greater scale of our overall business and the realization of synergies, we should be a financially stronger company, well-positioned to deliver shareholder value.”

         The decrease in net sales for the quarter, when compared to the fourth quarter of fiscal 2001, was due primarily to volume declines caused by category softness, in part, as a result of the July 1 price increase, as well as share softness for Del Monte caused by relatively higher levels of competitive merchandising. Lower sales were also caused by lower fiscal 2002 sales of surplus inventory versus fiscal 2001. Adjusted earnings per share reflect improved margins due to higher average pricing, favorable sales mix, lower marketing expense and lower interest expense, offset by the lower sales and lower returns on pension assets.

Fiscal 2002 Financial Highlights

         On a GAAP basis, the Company reported net sales of $1,322.4 million and net income of $38.5 million, or $0.73 per share, for fiscal 2002, compared to net sales of $1,291.4 million and net income of $13.8 million, or $0.26 per share, in the prior year.

         Adjusted earnings per share were $0.91 for fiscal 2002, compared to $0.95 for fiscal 2001. Adjusted net sales for fiscal 2002 were $1,323.7 million, compared to net sales of $1,291.4 million for last year. Adjusted net income was $48.5 million, compared to $50.1 million last year.

Outlook

         For the full fiscal year 2003, the Company expects top line growth of 2 to 4% and adjusted earnings per share of approximately $0.92 to $0.96, not including the anticipated impact of the merger of the Heinz businesses into Del Monte. As compared to the prior year, adjusted earnings per share are

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expected to reflect higher sales, partially offset by increased pension expense and a higher effective income tax rate. The Company’s effective tax rate is expected to increase to approximately 39% in fiscal 2003. The Company also expects lower interest expense as it continues to lower debt levels.

         The Company also expects the merger with the Heinz businesses to be accretive in the first full year after closing, but is not prepared to provide its impact on fiscal 2003 guidance at this time due to the uncertainty of the timing of the closing of the transaction.

         Del Monte Foods Company, with net sales of approximately $1.3 billion in fiscal 2002, is one of the largest producers and distributors of premium quality, branded processed fruit, vegetable and tomato products in the United States. The Del Monte brand was introduced in 1892 and is one of the best known brands in the United States. Del Monte products are sold through national grocery chains, independent grocery stores, warehouse club stores, mass merchandisers, drug stores and convenience stores under the Del Monte, Contadina, S&W and SunFresh brands. The Company also sells its products to the U.S. military, certain export markets, the foodservice industry and food processors. The Company operates twelve production facilities and seven distribution centers in the U.S., has operations in Venezuela and owns Del Monte brand marketing rights in South America.

         The Company previously announced its plans to merge certain of the pet food, seafood, retail private label soup, broth and infant feeding businesses of the H. J. Heinz Company into Del Monte. The proposed transaction is expected to close at the end of calendar year 2002 or early 2003, and is subject, among other things, to approval by the Company’s stockholders at the annual stockholders’ meeting, receipt of a private letter ruling from the Internal Revenue Service, receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. The Company expects to file its proxy statement-prospectus with the Securities and Exchange Commission shortly. The date for the Company’s annual stockholders’ meeting has yet to be determined.

         Del Monte Foods will host a live audio webcast to discuss its results and the Company’s view of its business and prospects for fiscal 2003 today at 8:00 a.m. PDT (11:00 a.m. EDT). The webcast can be accessed at . The webcast will be available online at until August 15, 2002.

         This press release contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any

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such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger of the Heinz businesses and future financial operating results.

         Factors relating to the pending merger of the Heinz businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; unknown liabilities; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

         In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

         These factors are described in more detail in the Company’s filings with the Securities and Exchange Commission (the “Commission”), including its annual report on Form 10-K for the fiscal year ended June 30, 2001. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

         The Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger of the Heinz businesses with the Securities and Exchange Commission. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You will be able to obtain the proxy statement-prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

         The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company will be contained in the Company’s proxy statement-prospectus which will be filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz businesses by reading the proxy statement-prospectus when it becomes available.

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Del Monte Foods Company
Selected Balance Sheet Data	June 30,
(In millions)	2002

Cash and cash equivalents	$16.9

Trade accounts receivable, net of allowance	116.9

Inventories	405.4

Total assets	1,070.0

Accounts payable and accrued expenses	258.5

Short-term borrowings	0.2

Long-term debt, including current portion	590.3

Stockholders’ equity	31.4

Del Monte Foods Company
Consolidated Statement of Income	For the Three Months Ended June 30,
(In millions, except share and per share data)	As Adjusted (1)				Reported (2)
	2002		2001		2002	2001

Net sales	$314.9		$341.5	(3)	$314.9	$341.5 (3)

Cost of products sold	238.9		268.8	(4)	238.9	270.6

Selling, administrative and general expenses (5)	36.4		33.9	(3)	36.4	34.2 (3)

Special charges related to plant consolidation (6)	—		—		0.1	0.6

Merger-related expenses	—	(7)	—		7.3	—

Operating income	39.6		38.8		32.2	36.1

Interest expense	13.3	(8)	16.3		11.8	16.3

Loss on financial instruments	—		—		—	—

Other (income) expense	—	(9)	(0.1)		0.2	(0.1)

Income before taxes and extraordinary item	26.3		22.6		20.2	19.9

Provision for taxes	8.0	(10)	4.5	(10)	5.5	5.5

Income before extraordinary item	18.3		18.1		14.7	14.4

Extraordinary loss, net of tax benefit (11)	—		—		0.5	26.2

Net income (loss) available to common shares	$18.3		$18.1		$14.2	$(11.8)

Diluted earnings (loss) per common share	$0.34		$0.34		$0.27	$(0.23)

Diluted weighted average shares	53,401,316		52,955,242		53,401,316	52,247,551

(1)	In order to provide comparability among all periods presented, the Company’s reported results have been adjusted to exclude special charges related to plant consolidation, non-recurring and non-cash items.

(2)	In accordance with accounting principles generally accepted in the United States of America.

(3)	For the three months ended June 30, 2001, $48.1 million of expenses have been reclassified from selling, administrative and general expenses to net sales for as adjusted and reported. This adjustment is in accordance with EITF Issue No. 01-09 which reclassifies certain consumer and trade sales promotion expenses.

(4)	In accordance with purchase accounting rules applied to the acquisitions of the SunFresh and S&W businesses, inventory was increased to market value. This inventory step-up resulted in one-time charges to cost of products sold as the inventory on hand at the acquisition date was subsequently sold. Results, as adjusted, for the three months ended June 30, 2001 excluded step-up charges of $1.5 million and other one-time costs.

(5)	Upon adoption of SFAS 142 on July 1, 2001, intangible assets with indefinite lives are no longer amortized. Amortization of these intangibles for the three months ended June 30, 2001 was $0.7 million or $0.01 earnings per share on a diluted basis. Indirect expenses related to acquisitions have been excluded for the three months ended June 30, 2001.

(6)	For the three months ended June 30, 2002 and 2001, special charges related to plant consolidation include accelerated depreciation and other restructuring costs related to the consolidation of certain processing plants.

(7)	The three months ended June 30, 2002, excludes merger-related expenses.

(8)	Excludes a credit to interest expense of $1.5 million resulting from the release to earnings of a portion of the swap liability of $5.8 million. Settlements accrued for payment to the swap counterparties offset this release to earnings.

(9)	For the three months ended June 30, 2002, other income has been adjusted to exclude $0.1 million related to litigation expense related to Del Monte’s recapitalization transaction in 1997 and $0.1 million due to rounding.

(10)	Income taxes, as adjusted, for the three months ended June 30, 2002 and 2001 include the impact of using annualized rates of 30.4% and 28.2%, respectively. These rates include the benefit of net operating losses and other tax adjustments, and reflect the tax effect of the adjustments described in footnote (1) above.

(11)	The extraordinary loss, for the three months ended June 30, 2002, is related to the write-off of previously capitalized debt issuance costs as a result of debt prepayments. For the three months ended June 30, 2001, the loss consists of prepayment premiums and related write-off of previously capitalized debt issuance cost as a result of the May 2001 debt refinancing.

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Del Monte Foods Company
Consolidated Statement of Income			For the Year Ended June 30,
(In millions, except share and per share data)	As Adjusted (1)				Reported (2)

	2002		2001		2002		2001

Net sales	$1,323.7	(3)	$1,291.4	(4)	$1,322.4		$1,291.4	(4)

Cost of products sold	1,032.2	(5)	1,007.0	(5)	1,033.2		1,009.9

Selling, administrative and general expenses (7)	162.0		140.0	(4)(6)	162.0		140.4	(4)

Special charges related to plant consolidation (8)	—		—		1.3		14.6

Merger-related expenses	—	(9)	—		7.3		—

Operating income	129.5		144.4		118.6		126.5

Interest expense	60.4	(10)	74.6		57.5		74.6

Loss on financial instruments	—		—		5.8	(11)	—

Other income	(0.6	)(12)	—	(12)	(0.5)		(4.8)

Income before taxes and extraordinary item	69.7		69.8		55.8		56.7

Provision for taxes	21.2	(13)	19.7	(13)	16.1		16.7

Income before extraordinary item	48.5		50.1		39.7		40.0

Extraordinary loss, net of tax benefit (14)	—		—		1.2		26.2

Net income available to common shares	$48.5		$50.1		$38.5		$13.8

Diluted earnings per common share	$0.91		$0.95		$0.73		$0.26

Diluted weighted average shares	53,048,968		52,767,734		53,048,968		52,767,734

(1)	In order to provide comparability among all periods presented, the Company’s reported results have been adjusted to exclude special charges related to plant consolidation, non-recurring and non-cash charges.

(2)	In accordance with accounting principles generally accepted in the United States of America.

(3)	Net sales, as adjusted, for the year ended June 30, 2002 exclude non-recurring trade promotion costs of an acquired business.

(4)	For the year ended June 30, 2001, $220.6 million of expenses have been reclassified from selling, administrative and general expenses to net sales for as adjusted and reported. This adjustment is in accordance with EITF Issue No. 01-09 which reclassifies certain consumer and trade sales promotion expenses.

(5)	In accordance with purchase accounting rules applied to the acquisitions of the SunFresh and S&W businesses, inventory was increased to market value. This inventory step-up resulted in one-time charges to cost of products sold as the inventory on hand at the acquisition date was subsequently sold. Results, as adjusted, for the year ended June 30, 2002 and 2001 exclude step-up charges of $1.0 million and $2.6 million, respectively, and other one-time costs.

(6)	Selling, administrative and general expenses for the year ended June 30, 2001 have been adjusted to exclude indirect expenses related to acquisitions.

(7)	Upon adoption of SFAS 142 on July 1, 2001, intangible assets with indefinite lives are no longer amortized. Amortization of these intangibles for the year ended June 30, 2001 was $2.2 million or $0.03 earnings per share on a diluted basis.

(8)	For the year ended June 30, 2002 and 2001, special charges related to plant consolidation include accelerated depreciation and other restructuring costs related to the consolidation of certain processing plants.

(9)	The year ended June 30, 2002, excludes merger-related expenses.

(10)	Excludes a credit to interest expense of $2.9 million resulting from the release to earnings of a portion of the swap liability of $5.8 million (as noted in footnote (11)). Settlements accrued for payment to the swap counterparties offset this release to earnings.

(11)	At January 23, 2002, the fair value of the interest rate swaps was a loss of $5.8 million. Changes in fair value of the swaps, prior to January 23, 2002, are reflected in the income statement. On January 23, 2002 these swaps were designated as cash flow hedging instruments under SFAS 133. Changes in the fair value of the swaps subsequent to the January 23, 2002 designation date are recorded primarily in accumulated other comprehensive income in Stockholders’ Equity.

(12)	For the year ended June 30, 2002, other income has been adjusted to exclude $0.8 million related to litigation expense related to Del Monte’s recapitalization transaction in 1997 and a $0.7 million reversal of an accrual related to a contingent liability no longer required. For the year ended June 30, 2001, the reversal of an accrual for a contingent liability was excluded from the as adjusted results.

(13)	Income taxes, as adjusted, for the year ended June 30, 2002 and 2001 include the impact of using annualized rates of 30.4% and 28.8%, respectively. These rates include the benefit of net operating losses and other tax adjustments, and reflect the tax effect of the adjustments described in footnote (1) above.

(14)	The extraordinary loss, for the year ended June 30, 2002, is related to the write-off of previously capitalized debt issuance costs as a result of debt prepayments. For the year ended June 30, 2001, the loss consists of prepayment premiums and related write-off of previously capitalized debt issuance cost as a result of the May 2001 debt refinancing.

CONTACTS:	Media Inquiries	Investor Relations

	Brandy Bergman	Tom Gibbons

	Citigate Sard Verbinnen & Co.	Del Monte Foods

	(212) 687-8080	(415) 247-3382

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